Julian E. Bailes, Jr. M.D.

Chairman of the Department of Neurosurgery
and Co-Director of the NorthShore Neurological Institute
NorthShore University HealthSystem

Julian E. Bailes, M.D. is the Chairman of the Department of Neurosurgery, Co-Director of the Neurological Institute at NorthShore University HealthSystem, and Clinical Professor of Neurosurgery at the University of Chicago Pritzker School of Medicine. During his career he has specialized in the surgical treatment of cerebrovascular disease, stroke, brain tumors, epilepsy and traumatic brain injury (TBI).

Dr. Bailes is a recognized leader in the field of neurosurgery and the impact of brain injury on brain function. He has been instrumental in the understanding of the clinical evidence of Chronic Traumatic Encephalopathy (CTE), a progressive neurodegenerative disease found in individuals who have been subjected to multiple concussions and repetitive forms of brain injury. His funded research laboratory has focused upon mechanisms and treatment of cerebral trauma. He was the Chair of the AANS/CNS Joint Section on Neurotrauma and Critical Care from 2018-2022. He is currently a Senior Advisor to the NFL Head, Neck, and Spine Committee and is a member of the NFLPA Mackey-White Health and Safety Committee. He has been an advisor to the NCAA, and for the last thirteen years the Chairman of the Medical Advisory Committee for Pop Warner Football, the largest youth sports association in the U.S.

In 2010 Dr. Bailes was inducted into the Louisiana State University Hall of Distinction, the highest honor awarded to an alumnus. In 2016, he was inducted to the Louisiana Sports Hall of Fame, receiving the Dave Dixon Louisiana Sports Leadership Award, and also was inducted into the Northwestern State University Long Purple Line. In 2017 he was named by the Public Broadcasting System as a Louisiana Legend. In 2018 he received the Career Achievement Award from the National Headache Foundation and the Golden Football Award for service to youth sports by Pop Warner Little Scholars, Inc. He was portrayed by the actor Alec Baldwin in the Columbia Pictures movie *Concussion*, which involved his work with patients suffering from TBI, PTSD, and CTE.

Dr. Bailes has over 300 scientific publications concerning various aspects of neurological surgery, including five books on neurological sports medicine, and performs editorial duties for a number of medical journals. Dr. Bailes has been honored as one of the nation's best surgeons for ten consecutive years in *U.S. News & World Report's* "America's Best Doctors" and was selected by Chicago Magazine as a Chicago top neurosurgeon, from 2014-2022. He has been a sideline physician at either the NFL or NCAA level for the last 30 years.